Exhibit 12.1

	Predecessor Company								Successor Company	Pro forma
	Year ended December 31,		Period from Jan. 1, to Oct. 26, 2004	Period from Oct. 27, to Dec. 31,	Year ended December 31,		Three Months ended March 31, 2006	Period from Jan. 1, to Jan. 25, 2007	Period from Jan. 26, to Mar. 31,	Year ended December 31, 2006	Three Months ended March 31, 2007
	2002	2003		2004	2005	2006			2007
Earnings
Add:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees income (loss) before income taxes	$6,070	$2,962	$(2,125)	$(7,474)	$(6,917)	$(948)	$(1,790)	$(20,823)	$(3,040)	$(14,348)	$(6,672)
Fixed charges	13,397	10,307	8,785	2,536	24,490	34,539	8,194	2,291	8,301	41,272	10,962
Amortization of capitalized interest	74	52	40	—	—	—	—	—	—	—	—
Subtract:
Preference security dividend requirements	(3,252)	(1,002)	(76)	—	—	—	—	—	—	—	—

Total	$16,289	$12,319	$6,624	$(4,938)	$17,573	$33,591	$6,404	$(18,532)	$5,261	$26,924	$4,290

Fixed Charges
Interest expense	$9,084	$8,730	$8,046	$2,502	$23,418	$33,498	$7,939	$2,235	$7,827	$38,494	$10,306
Amortized premiums, discounts and capitalized expenses related to indebtedness	814	428	602	20	532	443	111	30	409	2,267	565
Estimate of interest within rental expense	247	147	61	14	540	598	144	26	65	511	91
Preference security dividend requirements of consolidated subsidiaries	3,252	1,002	76	—	—	—	—	—	—	—	—

Total	$13,397	$10,307	$8,785	$2,536	$24,490	$34,539	$8,194	$2,291	$8,301	$41,272	$10,962

Ratio of earnings to fixed charges	1.22	1.20	0.75	(1.95)	0.72	0.97	0.78	(8.09)	0.63	0.65	0.39
Deficiency of earnings to fixed charges	N/A	N/A	$2,161	$7,474	$6,917	$948	$1,790	$20,823	$3,040	$14,348	$6,672